

Daniel Edelstein, MHA · 3rd

Senior Business Analyst at L.A. Care Health Plan

Palos Verdes Peninsula, California · 500+ connections ·

Contact info



L.A. Care Health Plan

University of Southern California

Experience



L.A. Care Health Plan
5 yrs 8 mos

Senior Business Analyst
May 2019 – Present · 1 yr 1 mo

Project Specialist
Oct 2014 – May 2019 · 4 yrs 8 mos

Accounting Associate
Shorewood Realtors
Aug 2014 – Oct 2014 · 3 mos



Risk Management Intern
St. Francis Medical Center
2013 · less than a year



Research/Administrative Intern to Chief Psychologist
Los Angeles Biomedical Research Institute at Harbor–UCLA Medical Center
Jun 2012 – Sep 2012 · 4 mos

Education



University of Southern California
Master's Degree, Health Care Administration
2016 – 2018
Activities and Societies: Upsilon Phi Delta Honor Society



University of California, Davis
Bachelor of Arts (B.A.), Psychology
2010 – 2014
Activities and Societies: Pi Kappa Alpha Fraternity

Palos Verdes High School
High School
2005 – 2009
Activities and Societies: CSF Gold Seal Bearer

Skills & Endorsements

Psychology · 3

Stuart Mansfield and 2 connections have given endorsements for this skill

Microsoft Excel · 8

Artem Bocharov and 7 connections have given endorsements for this skill

Microsoft Office · 7

Artem Bocharov and 6 connections have given endorsements for this skill

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